SECURITIES AND EXCHANGE COMMISSION
                                     WASHINGTON, D.C. 20549

                                          SCHEDULE 13G
                                         (Rule 13d-102)

  INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                                       (Amendment No. 1)*


                                      IAT MULTIMEDIA, INC.
---------------------------------------------------------------------------
                                        (Name of Issuer)


                             Common Stock, $.01 par value per share
----------------------------------------------------------------------------
                                 (Title of Class of Securities)


                                            449202100
                                    -------------------------
                                         (CUSIP Number)


                                        December 1, 1999
-----------------------------------------------------------------------------
                     (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ]   Rule 13d-1(b)

      [X]   Rule 13d-1(c)

      [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                           Page 1 of 6

CUSIP No. 449202100                    SCHEDULE 13G              Page 2 of 6

_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

      JNC Opportunity Fund Ltd.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]

     (See Item 6)                                                    (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           -0-

SHARES         ______________________________________________________________

BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            1,872,982 (See Item 4)
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           -0-
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                1,872,982 (See Item 4)
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,872,982 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN

      SHARES* (See Item 4)                                                [X]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     18.96% (See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

      CO
_____________________________________________________________________________


                             * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).     Name of Issuer:
               IAT Multimedia, Inc. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:
               70 East 55th Street, 24th Floor, New York, New York 10022.

Item 2(a).     Name of Person Filing:
               JNC Opportunity Fund Ltd. ("JNC")

Item 2(b).     Address of Principal Business Office or, if None, Residence:
               JNC Opportunity Fund Ltd.
               c/o Olympia Capital (Cayman) Ltd.
               Williams House, 20 Reid Street
               Hamilton HM11, Bermuda.

Item 2(c).     Citizenship:
               Cayman Islands.

Item 2(d).     Title of Class of Securities:
               Common Stock, par value $.01 per share, of the Company ("Common Stock").

Item 2(e).     CUSIP Number:
               449202100

Item 3. If this Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (C), Check Whether the Person Filing is a:

               (a) [ ]    Broker or dealer registered under Section 15 of the
                          Exchange Act;
               (b) [ ]    Bank as defined in Section 3(a)(6) of the Exchange
                          Act;
               (c) [ ]    Insurance company as defined in Section 3(a)(19) of
                          the Exchange Act;
               (d) [ ]    Investment company registered under Section 8 of the
                          Investment Company Act;
               (e) [ ]    An investment advisor in accordance with Rule 13-
                          d(b)(1)(ii)(E);
               (f) [ ]    An employee benefit plan or endowment fund in
                          accordance with Rule 13d-1(b)(1)(ii)(F);
               (g) [ ]    A parent holding company or control person in
                          accordance with Rule 13d-1(b)(1)(ii)(G);
               (h) [ ]    A savings association as defined in Section 3(b) of
                          the Federal Deposit Insurance Act;
               (i) [ ]    A church plan that is excluded from the definition of
                          an investment company under Section (c)(14) of the
                          Investment Company Act;
               (j) [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.        Ownership.
               Provide the following information regarding the aggregate number and percentages of securities of the Issuer identified in Item 1.

               (a)        Amount beneficially owned:

                          1,872,982 shares of Common Stock*

               (b)        Percent of class:
                          18.96% (based on 9,875,569 shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-K for the yearly period ended September 30, 1999).

               (c)        Number of shares to which JNC has:

                          (i)      Sole power to vote or direct the vote:
                                   1,872,982 shares of Common Stock*

                          (ii)     Shared power to vote or direct the vote:
                                   1,872,982 shares of Common Stock*

                          (iii) Sole power to dispose or to direct the disposition of: 0

                          (iv) Shared power to dispose of or direct the disposition of: 1,872,982 shares of Common Stock*


Item 5.        Ownership of Five Percent or Less of a Class:
               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another
               Person:
               Encore Capital Management, L.L.C., a Delaware limited liability company located at 12007 Sunrise Valley Drive, Suite 460, Reston, VA 20191 ("Encore"), is the investment advisor to JNC. As such, it has the power, subject to ultimate approval by JNC, to sell or vote on behalf of JNC some or all of the shares of Common Stock to which this report relates. Encore also serves as investment advisor to JNC Strategic Fund Ltd., a Cayman Islands corporation ("Strategic"), which holds (i) 2,000 shares of the Company's Series B Preferred Stock upon the conversion of which, and subject to the condition hereafter described, the Company is obligated to issue 198,255 shares of Common Stock and (ii) a warrant upon the exercise of which, and subject to the condition hereafter described, the Company is obligated to issue up to 23,529 shares of Common Stock. The ability of JNC to sell or otherwise dispose of the shares of Common Stock reported as beneficially owned herein is also subject to restrictions pursuant to agreements with the Company. The ability to receive such shares of Common Stock upon such exercises and conversion is, however, contingent upon the Company amending its certificate of incorporation in order to increase the number of authorized shares of Common Stock. As described above with respect to the shares of Common Stock reported herein as beneficially owned by JNC, subject to ultimate approval by Strategic, Encore may sell or vote on behalf of Strategic some or all of the, the securities owned by Strategic.

________________

* Does not include (i) 578,763 shares of Common Stock issuable to JNC upon conversion of $683,062 principal amount of the Company's Series A 5% Convertible Debentures, due June 19, 2001, owned by JNC and (ii) 35,300 shares of Common Stock issuable to JNC upon the exercise of a warrant issued to it by the Company. The ability to receive such shares of Common Stock upon such exercises and conversions is, however, contingent upon the Company amending its certificate of incorporation in order to increase the number of authorized shares of Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.
               Not applicable.

Item 8.        Identification and Classification of Members of the Group.
               Not applicable.

Item 9.        Notice of Dissolution of a Group.
               Not applicable.

Item 10.       Certification.
               By signing below, the each of undersigned certify that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                           SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 1999


JNC Opportunity Fund Ltd.

    By: Encore Capital Management, L.L.C., its
             Investment Advisor


    By:                   /s/ Neil T. Chau
         ______________________________
         Neil t. Chau, Managing Member